April 25, 2007
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 6010
100 F Street, N.E.
Washington, D.C. 20549-7010
Attention: Mr. Donald C. Hunt

Re:	Insulet Corporation Registration Statement on Form S-1 File No. 333-140694 Filed February 14, 2007
Dear Ladies and Gentlemen:
This letter is being furnished on behalf of Insulet Corporation (the “Company”) in response to comments in the letter dated April 24, 2007 (the “Letter”) from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Duane DeSisto, President and Chief Executive Officer of the Company, with respect to the Company’s Registration Statement on Form S-1 (the “Registration Statement”) that was filed with the Commission on February 14, 2007, as amended by Amendment No. 1 filed on April 4, 2007 (“Amendment No. 1”). Amendment No. 2 to the Registration Statement (“Amendment No. 2”), which includes changes that reflect the Company’s responses to the Staff’s comments in the Letter, the inclusion of the price range and number of shares to be offered, and a reverse stock split, is being filed on behalf of the Company with the Commission on April 25, 2007. For your convenience, we will supplementally provide the Staff via courier four (4) copies of Amendment No. 2, which have been marked to show the changes to Amendment No. 1.
The responses and supplementary information set forth below have been organized in the same manner in which the Commission’s comments were organized and all page references in the Company’s response are to Amendment No. 1 as marked. Copies of this letter and its attachments are being sent to you under separate cover. The Company respectfully requests that the Staff return to us all material supplementally provided by the Company once the Staff has completed its review.
The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company.

Securities and Exchange Commission
April 25, 2007

Prospectus Summary, Page 1
Our Business
1.	Expand to discuss your operating results to date.

RESPONSE: Amendment No. 2 has been revised on page 1 in response to the Staff’s comment.
Our Market, Page 1
2.	We note your response to prior comment 5. The comment asked whether the sources consented to your use of their data in your prospectus. We were not asking you to file a Rule 436 consent and agree that none is required. Also tell us whether the data and reports are publicly available.

RESPONSE: In response to the Staff’s comment, we have not requested that either the International Diabetes Federation or Frost & Sullivan consent to our use of their data in the prospectus. In the case of the International Diabetes Federation, the data is publicly available and free of charge. In the case of Frost & Sullivan, the data is publicly available for a fee. The Company has purchased this data and Frost & Sullivan has acknowledged that the Company has the ability to use it in this manner provided that Frost & Sullivan is cited.
Claims that our current or future products ..., page 13
3.	Please furnish us with the letter from Medtronic and ensure that the disclosure fully describes the claims made in the letter. Also disclose the extent to which the technology referenced in the Medtronic letter is material to your business.

RESPONSE: In response to the Staff’s comments, the Company refers the Staff to the letter from Medtronic submitted with this letter as Exhibit A. In addition, Amendment No. 2 has been revised on pages 13 and 61 to disclose that the technology referenced in the Medtronic letter is material to the Company’s business.

Securities and Exchange Commission
April 25, 2007

Capitalization, page 27
4.	Please refer to prior comment 15 in our letter dated March 13, 2007. We read your response and re-issue our prior comment. We believe the caption “Cash and cash equivalents” should not be included in the capitalization table. Please revise the filing to remove this caption.
RESPONSE: Amendment No. 2 has been revised on page 27 in response to the Staff’s comment.
Dilution, page 29
5.	In the penultimate paragraph on page 30, expand to also disclose how the numbers, percentages, dollar amounts and average share prices would change in the table at the bottom of page 29, assuming exercise of all outstanding options and warrants.

RESPONSE: Amendment No. 2 has been revised on page 30 in response to the Staff’s comment.
Our Solution, page 50
6.	Please revise your disclosure to include the operational lifespan of the OmniPod, as discussed in your response to prior comment 18.

RESPONSE: Amendment No. 2 has been revised on page 50 in response to the Staff’s comment.
Third-Party Reimbursement, page 65
7.	We note your revised disclosure in response to prior comment 22. With a view toward clarified disclosure in the prospectus, please describe the medical criteria for insulin infusion devices used by third-party payors that have declined reimbursement for your products. For example, do these third-party payors only reimburse for insulin infusion devices required by patients suffering from Type 2 diabetes?.

RESPONSE: Amendment No. 2 has been revised on page 65 to describe the common medical criteria third-party payors use in considering whether to provide reimbursement for the Company’s products to a particular patient. Based on its experience to date, the Company believes that most plans reimburse Type 2 diabetes patients for CSII therapy who meet their medical criteria. For example, over 5% of the Company’s customers are Type 2 diabetes patients. These patients receive reimbursement from 37 different plans.

Securities and Exchange Commission
April 25, 2007

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     If you require additional information, please contact the undersigned at (617) 570-1512.
Sincerely,
/s/ Raymond C. Zemlin, Esq.

Raymond C. Zemlin, Esq.